April 17, 2020

Andrew O'Brien
President and Chief Executive Officer
Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391

       Re: Trean Insurance Group, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted April 10, 2020
           CIK No. 0001801754

Dear Mr. O'Brien:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement

Note 24. Transactions with Related Parties, page F-41

1. We note your response to comment 15. We note you refer to Compstar Holdings, LLC on pages F-16 and F-41. It appears that the legal entity referred to should be Compstar
       Holding Company LLC. Please revise or advise.
General

2. We note your response to comment 18. Please clarify for us why you believe pro forma financial information is not required. Please include any guidance that supports your conclusion.
 Andrew O'Brien
Trean Insurance Group, Inc.
April 17, 2020
Page 2

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                       Sincerely,
FirstName LastNameAndrew O'Brien
                                                       Division of Corporation
Finance
Comapany NameTrean Insurance Group, Inc.
                                                       Office of Finance
April 17, 2020 Page 2
cc:       Dwight Yoo
FirstName LastName